June 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention:	Abby Adams Laura Crotty Nudrat Salik Lynn Dicker

RE:	Aeris Biotechnologies, Inc. Offering Statement on Form 1-A Filed April 25, 2022 File No. 024-11863

Ladies and Gentlemen:

On behalf of our client Aeris Biotechnologies, Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter, dated May 23, 2022 (the “Comment Letter”), with respect to the Company’s filing referenced above (the “Offering Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Offering Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Offering Statement (“Amendment No. 1”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

SEC Comment

Form 1-A Filed April 25, 2022

Summary

The Company, page 1

1.	Please revise the Summary to briefly explain your product or product candidates to provide some explanation for what your company does or hopes to do. For example, you do not discuss the “Aeris-Shield” product, your “planned biological treatment kit to address a key cause of asthma” until the risk factor on page 3. To the extent that your product is a biopesticide, revise to provide appropriate context to any references to your company as a “biomedical” company. This section should provide a balanced summary of the information provided in the section entitled “Our Business” starting on page 14.

Company Response

Effect has been given to the Staff’s comment. Please see the new disclosure on page 1 of Amendment No. 1.

SEC Comment

Use of Proceeds, page 13

2.	Your disclosures on page F-9 indicate that you will pay Evolution $600,000 if you raise at least $3,000,000 in a Reg. A Offering and that the remaining $1,400,000 shall be due and payable within 30 days of the Company going public. In light of these terms, please clarify why you would not reflect License Fees to Evolution Limited as a use of proceeds when you raise $3.75 million in gross proceeds and also why you are reflecting the entire $2 million license fee as a use of proceeds when you have gross proceeds of $15 million.

Company Response

We advise the Staff that the Company amended the terms of the Worldwide Exclusive License Agreement, dated October 26, 2021 (the “License Agreement”), with Evolution Biotechnologies, Ltd. (“Evolution”), to provide that the Company shall pay Evolution $600,000 upon raising a minimum of $4,000,000 in the offering, pursuant to a First Amendment to Worldwide Exclusive License Agreement dated May 22, 2022 (the “Amendment”). A copy of the Amendment is attached to Amendment No. 1 as Exhibit 6.4. Accordingly, the Company has updated the table in the Use of Proceeds section of Amendment No. 1 on page 13.

SEC Comment

Our Business

Current Methods, page 18

3.	Please remove the first row of the table on page 19 relating to the Aeris dust mite kit and the last column of the table with the heading “Advancement of the Aeris kit beyond current State of the Art”. Because you have not yet developed your product, the statements made in this row and column appear premature and unsubstantiated. Narrative disclosure regarding the company’s goals and areas of focus, characterized as such, may be included outside of the table.

Company Response

Effect has been given to the Staff’s comments. Please see the revised table and related disclosure commencing on page 18 of Amendment No. 1.

SEC Comment

Intellectual Property, page 23

4.	Please revise your intellectual property disclosure to clearly describe the type of patent protection you have obtained, either through the Revolution license or elsewhere, including the expiration year of each patent held, and the jurisdiction of each patent. To the extent you have more patent protection than that in-licensed under the Revolution agreement, clearly distinguish between owned patents and patents in-licensed from third parties. In this regard it may be useful to provide tabular disclosure.

Company Response

Effect has been given to the Staff’s comments. Please see the new table on page 24 of Amendment No. 1.

SEC Comment

License Agreement with Evolution, page 24

5.	Please revise to clarify, if true, that Aeris Biotechnology has the rights to the licensed intellectual propert as of the date of the license agreement, or whether the rights pass upon payment. In addition, please update the description of the Evolution License to clarify:

●	each party’s rights and obligations under the agreement;

●	the aggregate amounts paid to date;

●	whether the agreement contemplates royalty payments; and

●	expiration/termination provisions.

For example, disclose whether Aeris has been paying research activities under the license agreement as contemplated in the disclosure on page 35

Company Response

Effect has been given to the Staff’s comments. Please see the revised disclosure on page 24 of Amendment No. 1.

SEC Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

6.	Pursuant to Item 9(c) of the Form 1-A, please provide disclosures regarding your plan of operation for the 12 months following the commencement of the proposed offering.

Company Response

Effect has been given to the Staff’s comments. Please see the revised disclosure on page 29 of Amendment No. 1.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

STEPHEN E. FOX
For the Firm

cc:	Aeris Biotechnologies, Inc.

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